Exhibit 99.1

Selina Hospitality PLC Provides Business Update

●	Executes Financing of up to $50 million with an Initial Tranche of $10 million Expected to be Funded on or around June 27, 2023

●	Provides Update on First Quarter 2023 Financial Results, Showing Improvement in Key Operating Metrics vs First Quarter 2022

●	In Second Quarter 2023, initiated a Labor Restructuring Plan expected to generate annualized payroll savings of $5.8 million and have a one-time cost impact of approximately $1.0 million

●	Transaction and Business Update will be discussed on Conference Call Scheduled for June 29, 2023

NEW YORK (June 27, 2023) – Selina Hospitality PLC (“Selina” or the “Company”), (NASDAQ: SLNA), the fast-growing lifestyle and experiential hospitality company targeting millennial and Gen Z travelers, today announced a business update on its operational performance and capital structure initiatives.

Executes Financing of Up to $50 Million

Selina has secured agreements for a strategic investment totaling up to $50 million led by an affiliate of Global University Systems (“GUS” or the “Investor”), a leading global higher education platform. This funding is part of the Company’s plan to strengthen its balance sheet as it continues on its path to achieving profitability and cash flow positive operations. The investment by GUS will be completed in multiple tranches as follows:

●	The first tranche comprises an immediate $10.0 million in funding under a secured convertible debt instrument.
●	After securing an additional $20.0 million in PIPE equity or other funding from parties other than the Investor or any of its affiliates and satisfying other funding conditions, the Investor commits to an additional tranche of $10.0 million via a private investment in public equity (“PIPE”) and an additional $10.0 million in PIPE investment and/or convertible debt.
●	The arrangements also provide for an optional third tranche that includes $20.0 million from the Investor, consisting of PIPE investment and/or convertible debt, in each case generally on the same terms as the initial convertible debt and PIPE funding.
●	Should all investments be completed, including the additional $20.0 million in conditional funding required to unlock the second tranche of investments, Selina will have secured $50-$70 million of additional capital.

As part of its investment, the Investor will receive warrants to acquire additional shares in the Company at a premium to the current trading price and have the ability to appoint two directors to Selina’s Board of Directors. These agreements, the details of which are included within a Report on Form 6-K filed today with the Securities and Exchange Commission, are part of the company’s wider strategy to strengthen its balance sheet and continue on its path to profitability.

Rafael Museri, co-founder and Chief Executive Officer of Selina, said, “Securing this strategic investment from GUS marks a significant milestone for Selina. This transaction, a result of an exhaustive review of various alternatives, not only fortifies our financial standing as we work towards cash flow positivity and profitability, but also endorses our strategic goals and potential to create value for our shareholders. Our affiliation with GUS logically extends our commitment to providing exceptional experiences to an underserved group: students who learn abroad. As we work to streamline operations, curtail expenses, and enhance unit economics, we are grateful for GUS’s trust in our vision and potential. My co-founder Daniel, I, and our investment vehicle Kibbutz Holding S.a.r.l., stand firmly committed to Selina’s future. As part of this strategic investment, we are personally guaranteeing Selina’s obligations under the convertible debt arrangements, reinforced by a corporate guarantee from Kibbutz. This commitment reflects our unwavering dedication to steer Selina towards profitability.”

Aaron Etingen, Chief Executive Officer of GUS, expressed his enthusiasm about the partnership, stating, “As a global leader in higher education, GUS is proud to collaborate with Selina. Their inventive approach to hospitality aligns perfectly with our mission to foster innovative learning environments. Selina’s unique blend of thoughtfully designed accommodations, coworking spaces, wellness offerings, and immersive local experiences is expected to resonate with our diverse student base. This includes approximately 100,000 full-time degree students under GUS and the broader community connected to FutureLearn - Europe’s largest online education platform - encompassing 18 million students and alumni worldwide. Recognizing the growing trend of work and study nomads, we see our collaboration with Selina as a pioneering opportunity to adapt to these evolving dynamics. This new relationship is not only a strategic investment for us, but also serves as a hedge against the shifting educational landscape in face of the growing trend of digital nomads in the world of work and education. Selina’s properties, many of which already exude the vibrant atmosphere of university campuses, are extremely relevant and embody the future of lifelong learning. We are excited to utilize our expertise to guide Selina’s venture into the fast-growing education and student infrastructure sector, creating a unique ecosystem for modern learners. Our vision is to push the boundaries of conventional education by delivering accessible learning opportunities across the globe, intertwining travel, education, and the evolving demands of the modern workforce. We foresee this opportunity broadening the reach of education and revolutionizing the way people learn, work, and travel.”

Beyond the notable investment, Selina’s strategic alliance with GUS will help Selina connect with another expansive, dynamic community. The collaboration between the parties is expected to help broaden and diversify the customer bases for each company. It is envisioned that Selina will become an important touchpoint for the GUS community, providing a comfortable and engaging environment for learning, work, and travel. This affiliation also opens the door for GUS to implement educational programs, accommodate students, and facilitate global study initiatives leveraging Selina’s extensive network of properties.

Q1 2023 Update

Rafael Museri, Co-Founder and Chief Executive Officer, shared: “Selina’s first quarter performance is marked by continued operational momentum, with significant year-over-year growth in occupancy rates and considerable advancements in key financial metrics. As we progress through 2023, Selina continues to focus on three strategic imperatives: enhancing cash flow, making progress on our path to profitability, and building our brand. Our approach includes a focused effort to reduce costs at both the corporate and unit levels, bolster operational efficiency, and accelerate achieving our financial goals. In tandem, we are committed to continuing to work on lease and loan renegotiations and the restructuring of liabilities. These strategic moves are anticipated to help improve our cash liquidity and strengthen Selina’s financial position.”

Selina also continues to demonstrate its commitment to a multi-faceted optimization strategy focused on streamlining operations, reducing expenses, and improving unit economics. Selina has enacted a series of initiatives in pursuit of these objectives, including workforce and labor optimization initiatives and steps to reduce its leasehold and other liabilities. In parallel, Selina has been enhancing its food and beverage offerings, with the goal of improving the guest experience and enhancing profitability of existing venues.

Museri concluded by saying, “We are taking bold and decisive steps to position Selina for long-term success. Our commitment to our unique hospitality model remains strong. We acknowledge the challenges ahead and are committed to addressing them directly. We look forward to sharing more updates as we make progress on our transformation journey.”

Q1’23 Highlights

●	Total revenue of $54.2 million, an increase of $13.0 million, or 31.6% compared to first quarter 2022, driven primarily by an increase in bedspaces from newly opened locations, higher occupancy rates, and higher total revenue per bedspace.

●	On a same-store basis (locations operating for the entire comparable periods), total revenue increased by 18.1% driven by an increase in same-store occupancy, from 46.0% to 58.8%, and a 13.3% increase in same -store TRevPABs from $6,710 to $7,602.

●	Occupancy rate was 56.9% in Q1 2023, compared to 45.2% for Q1 2022, an 11.7% increase, driven by improved brand awareness and brand loyalty, a dedicated regional sales force and commercial teams, and the continued seasoning of our recently opened properties.

●	Total annualized revenue per bed space was $7,056 in Q1 2023, compared to $6,825 in Q1 2022, a 3.4% increase, driven by the increase in occupancy and the growth coming from developed markets.

●	Unit Level Operating Loss improved to $0.9 million in Q1 2023, compared to $1.2 million loss in Q1 2022, mostly coming from improvements in Central and South America where Selina benefits from more mature locations.

●	Corporate Overhead as a percentage of revenues was 18.4% in Q1 2023, compared to 21.3% in Q1 2022, driven by a strong focus on efficiency in country, regional and global functions offset partially by the incremental costs of becoming a publicly listed company.

●	Adjusted EBITDA[1] was $0.4 million in Q1 2023, compared to $1.4 million in Q1 2022, driven by an increase in corporate overhead due to incremental public company costs, pre-opening expenses, and a reduction in government grant income, offset by an improvement in unit level operating loss.

Q1’23 Financial Summary	Quarter Ended
	March 31,
($ in millions, except properties and bedspaces data)	2023	2022	Percent Change
Revenue	$54.2	$41.2	31.6%
Net Loss	$(30.3)	$(38.3)	(20.9%)
Adjusted EBITDA[1]	$0.4	$1.4	(71.4%)
Net Cash Used in Operating Activities	$(0.7)	$(5.3)	86.8%
Free Cash Flow Before Debt Service[1]	$(12.6)	$(14.3)	11.9%
Occupancy Rate	56.9%	45.2%
Properties, End of Period	118	103	14.6%
Bedspaces, end of Period	29,600	24,159	20.5%
Total Annualized Revenue per Bedspace	$7,056	$6,825	3.4%

1 Adjusted EBITDA and Free Cash Flow Before Debt Service are non-IFRS measures. Please see Non-IFRS Financial Measures section for reconciliation.

Operational Optimization

●	During Q2 2023, the Company launched a Labor Restructuring Plan that is anticipated to impact over 350 full-time employees at the unit and corporate levels, with expected annual payroll savings of $5.8 million and a one-time restructuring cost of approximately $1.0 million. The restructuring is expected to be completed by the end of Q3 2023.

New Hotel Openings

●	Selina did not open any properties during Q1 2023, ending the period with 118 properties and 29,600 open bedspaces vs 103 properties and 24,159 open bedspaces at March 31, 2022.

●	Selina has begun the selective exit of leases of underperforming locations, a critical step towards achieving long-term financial sustainability.

●	The closure of five properties in Mexico, US, Greece, Austria, and Costa Rica, which contributed $2.8 million of the $6.7 million unit-level operating loss in 2022, are expected to be completed by the end of Q3 2023, giving rise to one-time costs of $0.2 million in estimated early termination penalties.

●	The Company remains committed to ongoing lease negotiations, with the goal of reducing $800,000 of cash rent per month.

Cash and Cash Flow Highlights

●	As of March 31, 2023, the Company had total cash and cash equivalents of $23.2 million.

●	Net cash used in operating activities totaled $0.7 million for Q1 2023, compared to $5.3 million in Q1 2022.

●	Free cash flow before debt service (FCF)[1] totaled $(12.6) million for Q1 2023, compared to $(14.3) million in Q1 2022. FCF in Q1 2022 was positively impacted by an inflow from partner loans of $11.3 million. Excluding inflows from partner loans and related capex spend, FCF totaled $(8.5) million in Q1 2023 vs $(16.9) million in Q1 2022.

●	On May 31, 2023, Selina drew $10 million under its $50 million credit facility with Inter-American Investment Corporation (IDB Invest). The Company currently has $10.6 million available to draw under the credit facility, subject to compliance with the draw requirements, as of May 31, 2023.

Liability Management

On June 23, 2023 the Company, certain subsidiaries of the Company and YAM at Selina Ops, L.P. (“YAM”) entered into (i) an amendment agreement that amends and supplements the joint venture arrangements among the parties pertaining to the development of the Company’s business in Panama, Costa Rica and Nicaragua, and (ii) an equity subscription agreement in order to (among other things) equitize approximately $9.5 million owed to YAM under those joint venture arrangements and provide for the buy-out of YAM’s interest in the joint venture. Once fully completed, Selina’s “current loan payables” will be reduced by $10.1 million against the amount shown on its balance sheet as of March 31, 2023. Those agreements are described in more detail as part of a separate Report on Form 6-K filed today with the Securities and Exchange Commission.

2023 Outlook

●	For the balance of 2023, Selina will continue to be guided by three strategic imperatives: driving cash flow, executing a path to profitability, and building the brand. The Company reaffirms its previously provided guidance of achieving positive Adjusted EBITDA and positive operating cash flow for the year, and will prioritize these objectives over top-line growth. The Company will reassess its previous guidance on top-line growth (previous: 30-40% revenue growth for 2023) when it announces its Q2 and H1 2023 results, after further considering the impact on the Company’s business of the fundraising transaction and related cost control requirements as well as the operational initiatives it has commenced implementing, including lease terminations and organizational restructuring.

●	Despite the Company’s operating momentum and progress in achieving its core objectives, it does not yet generate sufficient revenue to cover operating expenses as noted in its Annual Report on Form 20-F for the fiscal year ended December 31, 2022. The Company’s success is contingent on generating profitable operations in the future and securing additional equity or debt financing in the near term. Throughout 2023, Selina expects to complete the fundraising set out in its strategic transaction with Global University Systems BV (“GUS”) and to raise additional funds as necessary and is exploring other options, including restructuring certain liabilities and/or selling non-core assets, although the success of these fundraising efforts cannot be guaranteed.

Conference Call Details

A conference call to discuss Selina’s fundraising transaction, financial results for the quarter ended March 31, 2023 as well as a general business update, is scheduled for June 29, 2023:

●	Date and Time: June 29, 2023, at 10:00 am Eastern Time

●	Webcast: https://edge.media-server.com/mmc/p/b7vg899z

●	To attend by telephone, please use the information below for dial-in access.

●	Please register for the call. You can register any time starting now through the call.

●	Link to register: https://edge.media-server.com/mmc/p/b7vg899z

●	Registration in advance is encouraged. As part of the registration process, you can choose to be provided with the dial-in and PIN or to use the automated “Call Me” feature.

●	An accompanying updated investor presentation will be available online prior to the cal on June 29, 2023 at https://investors.selina.com/

●	A recorded replay of the conference call will be available after the conclusion of the call and will be available for a period of time online at https://investors.selina.com/

# # #

About Selina Hospitality PLC.

Selina (NASDAQ: SLNA) is one of the world’s largest hospitality brands built to address the needs of millennial and Gen Z travelers, blending beautifully designed accommodation with coworking, recreation, wellness, and local experiences. Founded in 2014 and custom-built for today’s nomadic traveler, Selina provides guests with a global infrastructure to seamlessly travel and work abroad. Each Selina property is designed in partnership with local artists, creators, and tastemakers, breathing new life into existing buildings in interesting locations in 24 countries on six continents – from urban cities to remote beaches and jungles. To learn more, visit Selina.com or follow Selina on Twitter, Instagram, Facebook, Linkedin or YouTube.

Media: press@selina.com

Investor: investors@selina.com

About Global University Systems

Global University Systems (GUS) is a powerhouse in the global education sector, boasting a diversified portfolio of institutions across 12 countries, including the UK, Germany, Canada, Ireland, India, Israel, and Singapore. Dedicated to providing quality education, fostering innovation, and promoting international collaboration, GUS offers an array of flexible study options that accommodate the unique personal and professional commitments of its students. These options include online and blended learning through the FutureLearn platform, Europe’s largest online education platform with a community of over 18 million students and alumni worldwide. GUS itself is home to a vibrant and diverse community of over 100,000 active degree students from 150 nationalities on average per year. Through its various educational initiatives, GUS impacts millions of lives each year, and with its extensive networks, the potential reach is even greater. Their strategic investment in Selina underscores GUS’s commitment to broadening its influence, fostering environments that seamlessly blend education and travel, and enriching the lives of a globally dispersed community of learners and travelers. To learn more, visit GlobalUniversitySystems.com.

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. DOLLARS IN THOUSANDS

	At March 31, 2023	At December 31, 2022
	(unaudited)
ASSETS
Current assets
Cash	23,209	47,689
Trade and other receivables, net	11,043	10,543
Inventory	2,437	2,286
Assets held for sale	2,500	2,500
Other assets	19,604	16,681
Total current assets	58,793	79,699
Non-currents assets
Property, equipment and furniture, net	112,809	111,330
Right of use assets	414,805	420,800
Intangible assets, net	6,790	6,424
Goodwill	543	548
Trade and other receivables, net	1,681	1,671
Investment in associates and joint ventures	3,398	3,336
Non-current financial assets	3,150	3,149
Security deposits	10,858	10,910
Other assets	370	424
Total non-current assets	554,404	558,592
Total assets	613,197	638,291

LIABILITIES AND EQUITY
Current liabilities
Trade payables and other liabilities	(84,417)	(81,526)
Loans payable	(36,408)	(37,678)
Convertible notes	(7,859)	(7,914)
Lease liabilities	(58,882)	(59,115)
Derivative financial liabilities	(1,216)	(1,216)
Warrants	(1,852)	(1,481)
Total current liabilities	(190,634)	(188,930)

Non-currents liabilities
Loans payable, net of current portion	(101,086)	(97,996)
Convertible notes, net of current portion	(42,706)	(39,182)
Lease liabilities, net of current portion	(467,062)	(469,745)
Deferred tax liability	(325)	(329)
Employee payables	(7,302)	(6,852)
Total non-current liabilities	(618,481)	(614,104)
Total liabilities	(809,115)	(803,034)

Equity
Common stock	(489)	(488)
Additional paid-in capital	(564,390)	(563,210)
Currency translation adjustment	3,226	1,452
Other reserves	799	552
Accumulated deficit	755,408	725,248
Total equity	194,554	163,554
Non-controlling interest	1,364	1,189
Total liabilities and equity	(613,197)	(638,291)

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

(UNAUDITED)

	Three Months Ended March 31
	2023	2022

Revenue
Rooms	32,335	22,969
Food & beverage	15,047	12,288
Other, net	6,867	5,927
Total revenue	54,249	41,184
Costs and expenses
Cost of sales	(6,773)	(4,267)
Payroll and employee expenses	(23,409)	(21,659)
Insurance, utilities and other property maintenance costs	(11,724)	(8,262)
Legal, marketing, IT and other operating expenses	(13,890)	(10,467)
Depreciation and amortization	(8,982)	(7,211)
Total cost and expenses	(64,778)	(51,866)

Loss from operations activity before impairment and government grants	(10,529)	(10,682)
Impairment and write-off of non-current assets	—	(565)
Government grants	—	1,241
Loss from operations activity	(10,529)	(10,006)
Finance income	2	27
Finance costs	(20,755)	(28,848)
Gain on net monetary position	1,252	944
Share of profit / (loss) in associates	—	14
Other non-operating income / (expense), net	3	(106)
Loss before income taxes	(30,027)	(37,975)
Income tax expense	(306)	(300)
Net loss	(30,333)	(38,275)
Loss attributable to:
Equity holders of the parent	(30,159)	(37,886)
Non-controlling interest	(174)	(389)
Earnings per share
Basic and diluted, loss for the year attributable to equity holders of the parent	$(0.31)	$(0.87)

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. DOLLARS IN THOUSANDS

(UNAUDITED)

	Three Months Ended March 31
	2023	2022
Cash flow from operating activities:
Loss for the year	(30,333)	(38,275)
Adjustments to reconcile net loss to operating cash flows:
Depreciation and amortization expense	8,982	7,211
Share-based compensation expense	521	2,234
Share of loss in associates	—	(14)
Impairment and write off of non-current assets	—	565
Gain on net monetary position	(1,252)	(944)
Finance costs	20,755	28,847
Finance income	(2)	(27)
Income tax expense charged	306	300

Changes in working capital	372	(5,202)

Net cash used in operating activities	(651)	(5,305)
Cash flow from investing activities:
Investments in financial assets	—	—
Purchases of property, equipment and furniture	(4,053)	(8,056)
Security deposits (paid) / returned	51	(172)
Purchases of intangible assets	(540)	(452)
Proceeds from sales of property, equipment and furniture	—	—
Acquisition of business, net of cash acquired	—	—
Net cash used in investing activities	(4,542)	(8,680)
Cash flow from financing activities:
Proceeds from loans	2,698	23,184
Convertible note proceeds	—	—
Repayment of loans	(2,514)	(2,060)
Interest paid	(2,869)	(2,549)
Repayment of lease liabilities	(13,775)	(12,051)
Exercises of share options	—	—
Costs of equity raise	(200)	—
Capital contributions	—	—
Net cash provided by financing activities	(16,660)	6,524
Effect of changes in exchange rates on cash & cash equivalents	(2,627)	—
Change in cash and cash equivalents during the period	(24,480)	(7,461)
Cash and cash equivalents at start of period	47,689	21,943
Cash and cash equivalents at end of period	23,209	14,482

	Segment Reporting for the quarter ended March 31, 2023 (unaudited)
	(In thousands of US$)
	Mexico	South America	North America	Central America	Europe & Africa	Israel	APAC	Operative Locations	Content Brands	Adjustments	Total Consolidated
Rooms
Revenue	4,740	8,240	3,811	6,400	3,793	3,780	1,973	32,737	—	(402)	32,335
Gross Operating Profit / (Loss)	2,053	3,728	1,344	3,009	404	207	912	11,657	—	(163)	11,494
Food & Beverage
Revenue	3,350	3,563	834	3,955	1,645	1,579	581	15,507	—	(460)	15,047
Gross Operating Profit / (Loss)	(319)	82	(337)	350	(427)	(246)	(5)	(903)	—	(67)	(969)
Other
Revenue	866	957	166	1,916	366	311	290	4,872	2,746	(751)	6,867
Gross Operating Profit / (Loss)	531	365	148	672	178	207	197	2,299	(310)	(129)	1,859
All Selina products
Revenue	8,956	12,760	4,811	12,271	5,804	5,671	2,844	53,115	2,746	(1,612)	54,249
Gross Operating Profit / (Loss)	2,265	4,176	1,155	4,031	155	167	1,104	13,053	(310)	(359)	12,384
Unit Level EBITDAR	1,988	3,782	650	3,953	(31)	(158)	1,122	11,305	(310)	(359)	10,637
Rent	(1,838)	(2,628)	(2,176)	(1,270)	(2,507)	(1,376)	(458)	(12,253)	—	—	(12,253)
Unit-Level Operating Profit / (Loss)	150	1,153	(1,526)	2,683	(2,538)	(1,533)	664	(947)	(310)	(359)	(1,616)
Rent add-back											12,253
Pre-opening Expenses											(533)
Corporate Overhead											(9,752)
Non-Cash compensation expense											(521)
Non-recurring public company readiness cost											(1,375)
Depreciation and amortization											(8,982)
Finance income / (expense), net											(20,753)
Non operational income											1,252
Income Tax											(306)
Net Operating Income/(Loss)											(30,333)

	Segment Reporting for the quarter ended March 31, 2022 (unaudited) - Re-casted
	(In thousands of US$)
	Mexico	South America	North America	Central America	Europe & Africa	Israel	APAC	Operative Locations	Content Brands	Adjustments	Total Consolidated
Rooms
Revenue	4,939	6,081	2,500	5,322	1,843	1,992	162	22,838	—	130	22,969
Gross Operating Profit / (Loss)	2,808	2,128	603	2,287	57	210	(123)	7,970	—	—	7,970
Food & Beverage
Revenue	4,281	2,052	1,080	3,564	746	655	16	12,394	—	(106)	12,288
Gross Operating Profit / (Loss)	365	(187)	(545)	124	(258)	(359)	(41)	(900)	—	—	(900)
Other
Revenue	474	812	115	1,608	247	201	3	3,460	1,160	1,307	5,927
Gross Operating Profit / (Loss)	239	463	114	501	203	17	3	1,541	569	765	2,875
All Selina products
Revenue	9,694	8,944	3,694	10,495	2,837	2,848	180	38,692	1,160	1,332	41,184
Gross Operating Profit / (Loss)	3,412	2,405	172	2,913	3	(132)	(162)	8,611	569	765	9,945
Unit Level EBITDAR	3,302	2,101	(188)	2,798	(61)	(209)	(175)	7,569	569	765	8,903
Rent	(1,583)	(2,414)	(1,188)	(993)	(1,794)	(767)	—	(8,739)	—	—	(8,739)
Unit-Level Operating Profit / (Loss)	1,719	(312)	(1,377)	1,805	(1,855)	(976)	(175)	(1,170)	569	765	163
Rent add-back											8,739
Pre-opening Expenses											(408)
Corporate Overhead											(8,225)
Non-Cash compensation expense											(3,125)
Non-recurring public company readiness cost											(616)
Depreciation and amortization											(7,211)
Impairment and write-off of non-current assets											(565)
Government grants											1,241
Finance income / (expense), net											(28,821)
Non operational income											853
Income Tax											(300)
Net Operating Income/(Loss)											(38,275)

KEY METRICS AND NON-IFRS FINANCIAL MEASURES

Management uses a number of operating and financial metrics, including the following key business metrics, to evaluate Selina’s business, measure Selina’s performance, identify trends affecting Selina’s business, formulate financial projections and business plans, and make strategic decisions. Management regularly reviews and may adjust Selina’s processes for calculating Selina’s internal metrics to improve their accuracy. This release includes Adjusted EBITDA and Free Cash Flow Before Debt Service, which are not prepared in accordance with the international financing reporting standards issued by IFRS. Management believes that these non-IFRS financial measures provide useful information to investors about our business and financial performance, but there are limitations related to the use of these non-IFRS financial measures and they may not be directly comparable to similar titled measures of other companies. These non-IFRS financial measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to any measures derived in accordance with IFRS.

●	When we report figures on a same-store basis, that refers to properties operating for the entire comparable periods.

●	We define our occupancy rate as the number of beds sold divided by the total number of open beds, over any given period.

●	Open beds reflect the total number of beds in inventory at opened properties at the end of any given period. As our properties have the ability to convert rooms into different bed configurations, the total number of open beds may fluctuate at any given location over any given period.

●	Average daily open beds is calculated as the total number of beds in inventory over any given period of time on a daily basis. This metric reflects Selina’s daily accommodation capacity and is used in the calculation of occupancy rate.

●	We define TRevPOB as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the number of beds sold in that same period. This measure removes the impact of occupancy, as it reflects total revenue on a per occupied bed basis. Changes in this metric reflect the variability in our business arising from our ability to change room and bed configurations based on demand.

●	We define TRevPOBs as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the number of bedspaces sold in that same period. The number of bedspaces sold is determined by multiplying the occupancy rate for any given period by the average of the total number of open bedspaces at the beginning and end of that period. This measure removes the impact of occupancy, as it reflects total revenue on a per occupied bedspace basis.

●	Total revenue per bedspace is calculated as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the average of the total number of open bedspaces at the beginning and end of that period. Management views total revenue per bedspace as a useful measure of comparing performance between locations or cohorts over time, as well as providing an indication of future revenue potential as we continue to grow total bedspaces.

●	The number of open bedspaces reflects the total number of bedspaces at opened properties at the end of any given period. Bedspaces is a metric we use to measure the potential sleeping capacity of a given property. It is a static capacity measure, and not one reflecting actual capacity in a given period. Every 5.5m2 of accommodation (sleeping room) area in a property equals one bedspace. Our rooms are designed to be convertible into different modalities and with distinct bed configurations. We offer “Standard” accommodations with one double bed, “Twins'' accommodations with two single beds, “Family” accommodations with space designed to accommodate up to four people, and “Community” accommodations with space designed to accommodate up to eight people. At the discretion of property managers, the double bed in a “Standard'' accommodation can be replaced with a bunk bed for eight guests, for example. Accordingly, management views the number of bedspaces, instead of the number of physical beds, as the static measure of property capacity because it avoids potentially misleading fluctuations that would arise from the changing room configurations in any given property.

●	EBITDA is defined as IFRS net profit (loss) excluding impact of income taxes, net interest expense (finance income and costs), and depreciation and amortization. Adjusted EBITDA is defined as EBITDA, excluding (i) non-operating income (expense), such as gain on net monetary position, share of profit/(loss) in associates, other non-operating income / (expense), and income from COVID-related concessions, (ii) impairment losses, (iii) non-cash stock-based compensation expense, (iv) non-recurring public company readiness costs, and (v) provision for tax risks that are non-income tax related.

●	Operating Cash Flow is defined as Net Cash used in Operating Activities in the IFRS Consolidated Statement of Cash Flows. Free Cash Flow Before Debt Service is defined as Operating Cash Flow, minus: (i) repayment on lease liabilities, and (ii) net cash used in investing activities; plus (iii) non-recurring SPAC transaction related payments, and (iv) proceeds from partner loans, to reflect only Selina out-of pocket capital expenditures.

Key Metrics

The table below sets forth our key business metrics for the periods presented:

	Three Months Ended March 31
Metric	2023	2022
Opened properties (at period end)	118	103
Open bedspaces (at period end)	29,600	24,159
Open beds (at period end)	20,217	18,661
Average daily open beds	19,435	16,347
Occupancy rate	56.9%	45.2%
Total daily revenue per occupied bed (TRevPOB)	$51.8	$53.3
Total daily revenue per occupied bedspace (TRevPOBs)	$34.3	$41.4
Total revenue per bedspace	$1,740	$1,683

Non-IFRS Financial Measures

EBITDA, Adjusted EBITDA and Free Cash Flow before Debt Service

	Three Months Ended March 31
	(In millions of US$)
	2023	2022
IFRS Net loss	$(30.3)	$(38.3)
Add (deduct):
Income taxes	$0.3	$0.3
Finance income / (expense), net	20.8	28.8
Share listing expense	—	—
Depreciation and amortization	9.0	7.2
EBITDA	$(0.2)	$(2.0)
Non-operational income, net	(1.3)	(0.9)
Impairments	—	0.6
Non-Cash compensation expense	0.5	3.1
Non-recurring public company readiness costs	1.4	0.6
Provision for tax risks (non-income tax related)	—	—
Adjusted EBITDA	$0.4	$1.4

	Three Months Ended March 31,
	(In millions of US$)
	2023	2022
Net cash used in operating activities	$(0.7)	$(5.3)
Add (deduct):
Repayment on lease liabilities	$(13.8)	$(12.1)
Net cash used in investing activities	(4.5)	(8.7)
Non-recurring SPAC transaction related payments	6.0	0.5
Proceeds from partner loans	0.4	11.3
Free Cash Flow before Debt Service	$(12.6)	$(14.3)

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. In particular, statements in this press release regarding our beliefs regarding our goals for our performance and financial results for the fiscal year ended December 31 2023, including revenue growth, achieving and sustaining positive adjusted EBITDA and operating cash flow, the efficiency of our business model, our expansion plans, our ability to renegotiate lease terms, our path to profitability, and our ability to obtain additional funding, restructure liabilities and/or sell assets. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis, such as the ongoing COVID-19 pandemic,; and other risks and uncertainties described under the heading “Risk Factors” contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.